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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52756

SEC Mail Processing Section

MAR 12 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Granite Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27980 Main Road

(No. and Street)

Cutchogue, NY 11935

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas DiDominica (631) 734-0001

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coughlin Foundotos Cullen & Danowski, LLP

(Name – *if individual, state last, first, middle name*)

1650 Route 112 | Port Jefferson Station | New York | 11776

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

E MAR 19 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, Douglas DiDominica, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Mary Wallace Kohlroser

Notary Public

MARY WALLACE KOHLROSER
NOTARY PUBLIC, State of New York
01KO4918799
Qualified in Suffolk County
Commission Expires 2/1/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANITE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2007 and 2006

and Independent Auditors' Report

GRANITE SECURITIES, LLC
December 31, 2007 and 2006

Table of Contents

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP
CERTIFIED PUBLIC ACCOUNTANTS

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
CHRISTOPHER V. REINO, CPA
PETER F. RODRIGUEZ, CPA
ALAN YU, CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Granite Securities, LLC
Cutchogue, New York

We have audited the accompanying balance sheets of Granite Securities, LLC as of December 31, 2007 and 2006 and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coughlin Foundotos Cullen Danowski, LLP

February 29, 2008

1650 ROUTE 112, PORT JEFFERSON STATION, NEW YORK 11776-3060
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

GRANITE SECURITIES, LLC
BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 190,731	$ 206,814
Commissions receivable	31,561	103,100
Loans receivable	19,066	22,696
Prepaid expenses	-	30,369
Total Current Assets	241,358	362,979
	$ 241,358	$ 362,979
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable & accrued expenses	$ 84,717	$ 29,544
Commissions payable	108,477	100,877
Member's loan payable	237	1,111
Total Current Liabilities	193,431	131,532
MEMBERS' EQUITY	47,927	231,447
	$ 241,358	$ 362,979

See Notes to Financial Statements

GRANITE SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES	$ 4,435,572	$ 4,360,300
OPERATING EXPENSES	4,625,091	4,307,142
(Loss) Income from operations	(189,519)	53,158
OTHER INCOME		
Interest income	5,999	14,031
Total other income	5,999	14,031
NET (LOSS) INCOME	(183,520)	67,189
MEMBERS' EQUITY, BEGINNING OF YEAR	231,447	164,258
MEMBERS' EQUITY, END OF YEAR	$ 47,927	$ 231,447

See Notes to Financial Statements

GRANITE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (183,520)	$ 67,189
Changes in assets and liabilities:		
Commissions receivable	71,539	(17,717)
Loans receivable	3,630	12,750
Prepaid assets	30,369	(30,369)
Accounts payable & accrued expenses	55,173	18,216
Commissions payable	7,600	17,302
Net Cash (Used) Provided By Operating Activities	(15,209)	67,371
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's loan	(874)	-
Net Cash (Used) By Financing Activities	(874)	-
Net (Decrease) Increase in Cash	(16,083)	67,371
CASH - Beginning of Year	206,814	139,443
CASH - End of Year	$ 190,731	$ 206,814

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Activity

Granite Securities, LLC (the "Company") was created on November 10, 1999 in the State of New York as a limited liability company for both Federal and New York State tax purposes.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

d. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e. Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. There was no interest paid for the years ended December 31, 2007 and 2006.

2. CONCENTRATIONS OF CREDIT RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $10,779 which was $5,779 in excess of its required net capital of $5,000. The Company's net capital ratio was 17.92 to 1 at December 31, 2007. At December 31, 2006, the Company had net capital of $165,881 which was $160,881 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.76 to 1 at December 31, 2006.

4. INCOME TAXES

No provision for federal and state income taxes has been made in the financial statement since the Company's profit and losses are reported on the member's tax return.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its member. The lease is classified as an operating lease and is renewable on a month to month basis. Rent expense was $60,000 and $60,000 for the years ended December 31, 2007 and 2006, respectively.

The Company pays a management fee to its member for its consulting and other office expenses. Management fee expense was $855,000 and $838,450 for the years ended December 31, 2007 and 2006, respectively.

6. DISCRETIONARY SETTLEMENT

Discretionary settlements are normal in the course of doing business. During the year ended December 31, 2007, two discretionary settlements were accrued per the recommendation of counsel to avoid incurring legal fees in excess of the discretionary settlements.

7. PENDING LITIGATION

One legal action has been commenced against the Company. No amount has been accrued in these financial statements since the outcome of this matter is uncertain, and since the resulting liability, if any, cannot be determined. However, it is at least reasonably possible that a liability could result in the near term.

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP
CERTIFIED PUBLIC ACCOUNTANTS

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
CHRISTOPHER V. REINO, CPA
PETER F. RODRIGUEZ, CPA
ALAN YU, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Granite Securities, LLC
Cutchogue, New York

Our report on our audit of the basic financial statements of Granite Securities, LLC for the years ended December 31, 2007 and 2006 appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coughlin Foundotos Cullen Danowski, LLP

February 29, 2008

1650 ROUTE 112, PORT JEFFERSON STATION, NEW YORK 11776-3060
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

GRANITE SECURITIES, LLC
SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2007 and 2006

		2007		2006
Commissions paid	$	3,466,540	$	3,120,928
Management fee		855,000		838,450
Rent expense		60,000		60,000
Lease expense		-		588
Insurance		395		42,581
Professional fees		15,500		10,921
Office expense		5,855		6,475
Bank fees		6,026		2,988
Brokerage fees		125,824		161,262
Dues and subscriptions		10,751		13,765
License and permits		75,175		49,184
Discretionary settlement		4,025		-
Total Operating Expenses	$	4,625,091	$	4,307,142

GRANITE SECURITIES, LLC
SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2007 and 2006

	2007	2006
Net Capital		
Total members' equity	$ 47,927	$ 231,447
Deduct stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	47,927	231,447
Deductions and/or charges:		
Nonallowable assets:		
Loans receivable	11,000	22,696
Receivables from non-customers	23,881	5,941
Securities not readily marketable	1,350	-
Prepaid expenses	-	30,369
Total deductions and/or charges	36,231	59,006
Net capital before haircuts on securities positions (tentative net capital)	11,696	172,441
Haircuts on securities	(917)	(1,560)
Net Capital	$ 10,779	$ 170,881
Aggregate indebtedness		
Items included in consolidated financial condition:		
Commissions payable to brokers and dealers	$ 54,978	$ 100,877
Other accounts payable and accrued expenses	138,216	29,544
Total Aggregate Indebtedness	$ 193,194	$ 130,421
Computation of basic net capital requirement		
Minimum net capital required:	$ 5,000	$ 5,000
Excess net capital at 150 percent	$ -	$ -
Excess net capital at 100 percent	$ 5,779	$ 165,881
Ratio: Aggregate indebtedness to net capital	1792%	76%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 62,148	$ 167,023
Audit adjustment to record accounting fee	(5,000)	(4,500)
Audit adjustment to record lawsuit settlements	(53,499)	-
Audit adjustment to reverse prior year accruals	4,500	3,500
Audit adjustment to correct accounts payable	-	(142)
Audit adjustment to write off old receivable balance	-	5,000
Audit adjustment to void stale dated checks	2,630	-
Net Capital Per Above	$ 10,779	$ 170,881

GRANITE SECURITIES, LLC
SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2007 and 2006

	2007	2006
Credit balances		
Free credit balances and other credit balances in customers' security accounts (including non-regulated commodity accounts, net of related margin deposits)	$	$
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive (including credit balances in continuous settlement accounts)		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total credit items	$ -	$ -
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	$
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver customers' securities not older than thirty calendar days (including debit balances in continuous net settlement accounts)		
Other		
Gross debits	-	-
Less 3 percent charge		
Total debit items	-	-
Reserve computation		
Excess of total debits over total credits	$ -	$ -
Required deposit	$ -	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	$	$
Excess as reported in Company's Part II FOCUS report		
Nonregulated commodity margin deposits erroneously excluded from the Company's computation		
Other items, net		
Excess per above computation	$ -	$ -

GRANITE SECURITIES, LLC

SCHEDULES OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Years Ended December 31, 2007 and 2006

		2007	2006
1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -	$ -
	A. Number of items	None	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -	$ -
	A. Number of items	None	None

END